Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157375

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 2 DATED JUNE 3, 2010
TO THE PROSPECTUS DATED APRIL 28, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 28, 2010 relating to our follow-on offering of 105,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated May 17, 2010. Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of our follow-on offering; and

•	the elimination of any compensation or remuneration to our advisor or any of its affiliates in connection with any internalization of management functions and the ability of our advisor to defer redemption of its special limited partnership units in connection with certain terminations of the advisory agreement, as set forth in our amended and restated advisory agreement and an amendment to our operating partnership agreement.

Status of our Follow-on Offering

We commenced our follow-on public offering of shares of our common stock on July 20, 2009. As of May 21, 2010, we had received and accepted subscriptions in our follow-on public offering for 1,589,520 shares of our common stock, or approximately $15,874,000, excluding shares issued pursuant to our distribution reinvestment plan. As of May 21, 2010, 98,410,480 shares remained available for sale to the public pursuant to our follow-on public offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our follow-on public offering until the earlier of July 17, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum amount has been sold.

Second Amended and Restated Advisory Agreement and First Amendment to Agreement of Limited
Partnership — Elimination of Compensation or Remuneration to Our Advisor in Connection with any Internalization of Management Functions and Ability to Defer Redemption of Special Limited
Partnership Units in Connection with Certain Terminations of the Advisory Agreement

On June 3, 2010, we entered into a second amended and restated advisory agreement with our advisor. On the same date, we entered into the first amendment to agreement of limited partnership of Grubb & Ellis Apartment REIT Holdings, L.P., our operating partnership. The principal purposes of each amendment are to eliminate any compensation or remuneration payable by us or our operating partnership to our advisor or any of its affiliates in connection with any internalization (acquisition of management functions from our advisor) in the future and to provide for the ability of our advisor to defer redemption of the special limited partnership units in connection with certain terminations of the advisory agreement. All references to our advisory agreement and to our operating partnership agreement in the prospectus are supplemented to refer to our amended and restated advisory agreement and the operating partnership agreement, as amended. In addition, our prospectus is specifically supplemented as set forth below.

The description of fees payable upon termination of the advisory agreement set forth in the “Prospectus Summary — Compensation to Our Advisor, Our Dealer Manager and Their Affiliates” section and the “Compensation Table” section beginning on page 14 and page 99 of the prospectus, respectively, and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Type of Compensation	Description and
(Recipient)	Method of Computation	Estimated Amount

• Fees Payable upon Termination of the Advisory Agreement	In connection with the termination of the advisory agreement other than due to a listing of the shares of our common stock on a national securities exchange, we may cause our operating partnership to redeem our advisor’s special limited partnership units for cash, units of limited partnership interest in our operating partnership or shares of our common stock, in an amount equal to what our advisor would have received pursuant to the incentive distribution upon sales if our operating partnership immediately sold all of its assets at fair market value.	Actual amount depends upon the fair market value of our assets at the time of termination and, therefore, cannot be determined at this time.

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Compensation to Our Advisor, Our Dealer Manager and Their Affiliates” section beginning on page 14 of the prospectus and the “Compensation Table” section beginning on page 99 of the prospectus:

Our advisor may elect to defer its right to a redemption of its special limited partnership units in connection with the termination of the advisory agreement, other than due to a listing of the shares of our common stock on a national securities exchange, until either a listing or other liquidity event, including a liquidation, sale of substantially all of our assets or merger that results in a change of control of our company. If our advisor elects to defer the redemption and there is a listing of the shares of our common stock on a national securities exchange or another liquidity event, our advisor’s special limited partnership units will be redeemed for an amount equal to 15.0% of the amount, if any, by which (1) the fair market value of our assets (determined by appraisal as of the listing date or the date of the other liquidity event, as applicable) owned as of the termination of the advisory agreement, plus any assets acquired after such termination for which our advisor was entitled to receive an acquisition fee, or the included assets, less any indebtedness secured by the included assets, plus the cumulative distributions made by our operating partnership to us and the limited partners (other than our advisor) who received partnership units in connection with the acquisition of the included assets, from our inception through the listing date or the date of the other liquidity event, as applicable, exceeds (2) the sum of the total amount of capital raised from stockholders and the capital value of partnership units issued in connection with the acquisition of the included assets through the listing date or the date of the other liquidity event, as applicable, plus an amount equal to an annual 8.0% cumulative, non-compounded return on such gross proceeds and the capital value of such partnership units measured for the period from inception through the listing date or the date of the other liquidity event, as applicable.

The “Risk Factors — Investment Risks — Our advisor may be entitled to receive significant compensation in the event of our liquidation or in connection with a termination of the advisory agreement” section on page 27 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our advisor may be entitled to receive significant compensation in the event of our liquidation or in connection with a termination of the advisory agreement.

We are externally advised by our advisor pursuant to an advisory agreement between us and our advisor that has a one-year term that expires June 3, 2011 and is subject to successive one-year renewals upon the mutual consent of the parties. In the event of a partial or full liquidation of our assets, our advisor will be entitled to receive an incentive distribution equal to 15.0% of the net proceeds of the liquidation, after we have received and paid to our stockholders the sum of the gross proceeds from the sale of shares of our common stock and any shortfall in an annual 8.0% cumulative, non-compounded return to stockholders in the aggregate. In the event of a termination of the advisory agreement in connection with the listing of our common stock, the advisory agreement provides that our advisor will receive an incentive distribution equal to 15.0% of the amount, if any, by which (1) the market value of our outstanding common stock plus distributions paid by us prior to listing, exceeds (2) the sum of the gross proceeds from the sale of shares of our common stock plus an annual 8.0% cumulative, non-compounded return on the gross proceeds from the sale of shares of our common stock. Upon our advisor’s receipt of the incentive distribution upon listing, our advisor’s limited partnership units will be redeemed and our advisor will not be entitled to receive any further incentive distributions upon sales of our properties. Further, in connection with the termination of the advisory agreement other than due to a listing of the shares of our common stock on a national securities exchange, our advisor shall be entitled to receive a distribution equal to the amount that would be payable as an incentive distribution upon sales of properties, which equals 15.0% of the net proceeds if we liquidated all of our assets at fair market value, after we have received and paid to our stockholders the sum of the gross proceeds from the sale of shares of our common stock and any shortfall in the annual 8.0% cumulative, non-compounded return to our stockholders in the aggregate. Upon our advisor’s receipt of this distribution, our advisor’s limited partnership units will be redeemed and our advisor will not be entitled to receive any further incentive distributions upon sales of our properties. Any amounts to be paid to our advisor in connection with the termination of the advisory agreement cannot be determined at the present time, but such amounts, if paid, will reduce cash available for distribution to you.

The “Risk Factors — Risks Related to Our Business — Our advisor may terminate the advisory agreement, which could require us to pay substantial fees and may require us to find a new advisor” section on page 31 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our advisor may terminate the advisory agreement, which could require us to pay substantial fees and may require us to find a new advisor.

Either we or our advisor can terminate the advisory agreement upon 60 days written notice to the other party. However, if the advisory agreement is terminated in connection with the listing of shares of our common stock on a national securities exchange, our advisor will receive an incentive distribution equal to 15.0% of the amount, if any, by which (1) the market value of the outstanding shares of our common stock plus distributions paid by us prior to listing, exceeds (2) the sum of the gross proceeds from the sale of shares of our common stock plus an annual 8.0% cumulative, non-compounded return on the gross proceeds from the sale of shares of our common stock. Upon our advisor’s receipt of the incentive distribution upon listing, our advisor’s limited partnership units will be redeemed and our advisor will not be entitled to receive any further incentive distributions upon sales of our properties. Further, in connection with the termination of the advisory agreement other than due to a listing of the shares of our common stock on a national securities exchange, our advisor shall be entitled to receive a distribution equal to the amount that would be payable to our advisor pursuant to the incentive distribution upon sales if we liquidated all of our assets for their fair market value. Upon our advisor’s receipt of this distribution, our advisor’s limited partnership units will be redeemed and our advisor will not be entitled to receive any further incentive distributions upon sales of our properties. Any amounts to be paid to our advisor upon termination of the advisory agreement cannot be determined at the present time.

If our advisor was to terminate the advisory agreement, we would need to find another advisor to provide us with day-to-day management services or have employees to provide these services directly to us. There can be no assurances that we would be able to find a new advisor or employees or enter into agreements for such services on acceptable terms.

The “Risk Factors — Risks Related to Our Business — If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-

managed” section on page 32 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

If we internalize our management functions, we could incur significant costs associated with being self-managed.

Our strategy may involve internalizing our management functions. If we internalize our management functions, we would no longer bear the costs of the various fees and expenses we expect to pay to our advisor under the advisory agreement; however our direct expenses would include general and administrative costs, including legal, accounting, and other expenses related to corporate governance, SEC reporting and compliance. We would also incur the compensation and benefits costs of our officers and other employees and consultants that are now paid by our advisor or its affiliates. In addition, we may issue equity awards to officers, employees and consultants, which would decrease net income and funds from operations, or FFO, and may further dilute your investment. We cannot reasonably estimate the amount of fees to our advisor we would save and the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we no longer pay to our advisor, our net income per share and FFO per share may be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to you.

As currently organized, we do not directly have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as worker’s disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Upon any internalization of our advisor, certain key personnel of our advisor may not be employed by us, but instead may remain employees of our sponsor or its affiliates.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. Currently, our advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. They have a great deal of know-how and can experience economies of scale. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could, therefore, result in our incurring additional costs and/or experiencing deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from most effectively managing our properties.

The “Management of Our Company — The Advisory Agreement — Possible Internalization” section beginning on page 97 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Many REITs that are listed on a national securities exchange are considered “self-administered” because employees of the REIT perform all significant management functions. In contrast, REITs that are not self-administered, like our company, typically engage a third-party to perform management functions on its behalf. Accordingly, if we apply to have the shares of our common stock listed for trading on a national securities exchange, it may be in our best interest to become self-administered. Under our advisory agreement and our operating partnership agreement, we and our operating partnership will not pay any compensation or other remuneration to our advisor in connection with an internalization transaction.

The following information should be read in conjunction with the discussion contained in the “The Operating Partnership Agreement — Special Limited Partner” section beginning on page 137 of the prospectus:

Our advisor will not be entitled to any distribution or payment solely due to an internalization of our advisor in connection with our conversion to a self-administered REIT.

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